EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

June 30, 2007
Assets
Current assets:
Cash and cash equivalents	$14,952
Receivables, net	304,798
Income tax receivables	2,859
Inventories	119,511
Deferred income taxes	19,871
Prepaid expenses and other current assets	10,216

Total current asset	472,207
Property, plant and equipment, net	486,470
Goodwill	1,076,868
Identifiable intangible and other assets	194,833

Total	$2,230,378

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$285,780
Current portion of long-term debt	250,041

Total current liabilities	535,821
Long-term debt	524,161
Deferred income taxes	149,704
Other long-term liabilities	91,498
Parent’s net investment:
Parent’s net investment	935,934
Accumulated other comprehensive loss	(6,740)

Total parent’s net investment	929,194

Total	$2,230,378

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Six Months Ended
June 30, 2007
Net sales	$1,968,789
Cost of sales	1,492,840

Gross profit	475,949
Operating costs and expenses:
Selling and distribution	299,961
General and administrative	38,478
Amortization of intangibles	1,213
Facility closing and reorganization costs	1,620

Total operating costs and expenses	341,272

Operating income	134,677
Other (income) expense:
Interest expense	23,827
Other (income) expense, net	(44)

Total other expense	23,783

Income from continuing operations before income taxes	110,894
Income taxes	41,524

Net income	$69,370